Mobilicom Limited

March 24, 2022

Via Electronic Mail

Office of Manufacturing

U.S. Securities Exchange Commission

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Kevin Woody, Geoff Kruczek and Jay Ingram

Re:	Mobilicom Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 14, 2022 CIK No. 0001898643

Gentlemen:

This letter is in response to the letter dated February 8, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Mobilicom Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Draft Registration Statement on Form F-1 filed January 14, 2022

Risk Factors, page 11

1)	Please revise to add a risk factor regarding the limitations in the deposit agreement that are discussed on page 79.

RESPONSE:  The Company has revised the Risk Factors section to include a new risk factor on page 29 relating to the limitations in the deposit agreement.

Dilution, page 36

2)	Please disclose how the numbers and percentages in the table on page 37 would change assuming the exercise of all outstanding options.

RESPONSE: The Company has revised the numbers and percentages in the table on page 37 to show the effect of the exercise of all outstanding options.

Impact of the Continuing COVID-19 Pandemic, page 42

3)	Please revise to clarify whether the matters discussed in the second and third paragraphs of this section are continuing. Also revise to explain in more specific detail how these matters are reflected or will be reflected in your results of operations, quantifying the disclosure to the extent possible.

RESPONSE: The Company revised the disclosure on page 42 to clarify that certain mitigation efforts have ended and to address how they are reflected in the company’s results of operations.

Change to Our Share Capital, page 67

4)	Please update the disclosure in this section so that it is as of the date of the document. See Item 10.A to Form 20-F.

RESPONSE: The Company has revised the disclosure under Changes to Our Share Capital on page 67 so that it reflects numbers as of the date of the prospectus.

Significant accounting policies

Foreign currency transaction, page F-15

5)	We note your disclosure that “translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.” Please expand your disclosure to describe your accounting for non-monetary items, if material.

RESPONSE: The Company has revised its disclosure on page F-13 to address the Staff’s comment.

Item 7. Recent Sales of Unregistered Securities, page II-2

6)	The disclosure here does not appear to include all transactions during the past three years. As examples, we note the transactions mentioned on pages F-34 and F-53. Please revise.

RESPONSE: The Company has revised Item 7 Recent Sales of Unregistered Securities on page II-2 to include all transactions during the past three years.

Signatures, Page II-5

7)	The title next to Mr. Segal’s intended signature indicates he is your chief executive officer, contrary to your disclosure on page 59. Please reconcile.

RESPONSE: The Company has revised Mr. Segal’s title on the signature page to reflect that he is the Director, Vice President of Research and Development.

Exhibits

8)	Please file as an exhibit the lock-up agreement referenced on page 81.

RESPONSE: The Company has filed the lock-up agreement as Exhibit 10.11.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Greg Sichenzia, Esq., of Sichenzia Ross Ference LLP at (212) 930 9700.

Mobilicom Limited

/s/ Oren Elkayam
Name:	Oren Elkayam
Title:	Chief Executive Officer